No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On April  28, 2015, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: April 28, 2015

April 28, 2015

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2015

Tokyo, April 28, 2015 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2015.

Fourth Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal fourth quarter ended March 31, 2015 totaled JPY 97.8 billion (USD 814 million), a decrease of 42.6% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 54.29 (USD 0.45), a decrease of JPY 40.32 (USD 0.34) from JPY 94.61 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,353.7 billion (USD 27,908 million), an increase of 8.3% from the same period last year, due primarily to increased revenue in motorcycle business operations, as well as favorable foreign currency translation effects, despite decreased revenue in automobile business operations.

Consolidated operating income for the quarter amounted to JPY 111.9 billion (USD 932 million), a decrease of 32.3% from the same period last year, due primarily to increased SG&A expenses including product warranty expenses as well as a decrease in sales volume and model mix, despite favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 116.8 billion (USD 972 million), a decrease of 33.1% from the same period last year.

Equity in income of affiliates amounted to JPY 36.6 billion (USD 305 million) for the quarter, a decrease of 1.9% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Change	%	Three months ended Mar. 31, 2014	Three months ended Mar. 31 2015	Change	%
Motorcycle business	4,500	4,615	115	2.6	2,730	2,779	49	1.8
Japan	57	52	- 5	- 8.8	57	52	- 5	- 8.8
North America	83	85	2	2.4	83	85	2	2.4
Europe	49	53	4	8.2	49	53	4	8.2
Asia	3,843	4,041	198	5.2	2,073	2,205	132	6.4
Other Regions	468	384	- 84	- 17.9	468	384	- 84	- 17.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal fourth quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 14.7%, to JPY 514.5 billion (USD 4,282 million) from the same period last year due mainly to increased consolidated unit sales, as well as favorable foreign currency translation effects. Operating income totaled JPY 45.6 billion (USD 380 million), an increase of 6.2% from the same period last year, due primarily to an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the three months ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Change	%	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Change	%
Automobile business	1,195	1,204	9	0.8	933	915	- 18	- 1.9
Japan	282	221	- 61	- 21.6	280	219	- 61	- 21.8
North America	386	397	11	2.8	386	397	11	2.8
Europe	51	48	- 3	- 5.9	51	48	- 3	- 5.9
Asia	405	464	59	14.6	145	177	32	22.1
Other Regions	71	74	3	4.2	71	74	3	4.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 6.2%, to JPY 2,524.7 billion (USD 21,010 million) from the same period last year due mainly to favorable foreign currency translation effects, despite decreased consolidated unit sales. Operating income totaled JPY 20.8 billion (USD 173 million), a decrease of 71.5% from the same period last year, due primarily to increased SG&A expenses including product warranty expenses, as well as a decrease in sales volume and model mix, despite favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 17.9%, to JPY 221.3 billion (USD 1,842 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 2.5% to JPY 50.0 billion (USD 416 million) from the same period last year due mainly to favorable foreign currency effects, despite an increase in costs related to lease residual values.

Power Product and Other Businesses

For the three months ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015
			Change	%
Power product business	1,990	2,057	67	3.4
Japan	95	102	7	7.4
North America	959	1,005	46	4.8
Europe	441	465	24	5.4
Asia	372	353	- 19	- 5.1
Other Regions	123	132	9	7.3

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended March 31, 2014 and for the three months ended March 31, 2015, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to JPY 93.0 billion (USD 774 million), an increase of 12.5% from the same period last year, due mainly to increased consolidated power product unit sales as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 4.5 billion (USD 38 million), a decline of 5.0 billion (USD 42 million) from the same period last year, due mainly to increased expenses in other businesses, as well as unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,020.1 billion (USD 8,489 million), a decrease of 8.0% from the same period last year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 13.7 billion (USD 114 million), a decrease of 68.3% from the same period last year, due mainly to a decrease in sales volume and model mix, as well as increased SG&A expenses, despite favorable foreign currency effects.

In North America, revenue increased by 18.0%, to JPY 1,658.0 billion (USD 13,797 million) from the same period last year due mainly to increased revenue in automobile business operations, as well as favorable foreign currency translation effects. Operating income totaled JPY 11.6 billion (USD 97 million), a decrease of 72.1% from the same period last year due mainly to increased SG&A expenses including product warranty expenses, despite an increase in sales volume and model mix.

In Europe, revenue decreased by 19.3%, to JPY 196.9 billion (USD 1,639 million) from the same period last year due mainly to decreased revenue in automobile business operations, as well as unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 5.7 billion (USD 48 million), a decline of JPY 20.6 billion (USD 172 million) from the same period last year due mainly to increased SG&A expenses, a decrease in sales volume and model mix, as well as unfavorable foreign currency effects.

In Asia, revenue increased by 24.7%, to JPY 933.1 billion (USD 7,765 million) from the same period last year mainly due to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects. Operating income increased by 30.9%, to JPY 70.7 billion (USD 589 million) from the same period last year due mainly to continuing cost reduction efforts, an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, revenue decreased by 3.2%, to JPY 252.0 billion (USD 2,097 million) from the same period last year, mainly due to decreased revenue in motorcycle business operations, despite favorable foreign currency translation effects. Operating income totaled JPY 8.6 billion (USD 72 million), a decrease of 33.2% from the same period last year, mainly due to increased SG&A expenses, as well as unfavorable foreign currency effects.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 120.17=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2015.

Fiscal Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2015 totaled JPY 522.7 billion, a decrease of 8.9% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the year amounted to JPY 290.06, a decrease of JPY 28.48 from JPY 318.54 for the previous fiscal year.

Consolidated net sales and other operating revenue for the year amounted to JPY 12,646.7 billion, an increase of 6.8% from the previous fiscal year, due primarily to increased revenue in motorcycle business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the year amounted to JPY 651.6 billion, a decrease of 13.1% from the previous fiscal year, due primarily to increased SG&A expenses including product warranty expenses, and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the year totaled JPY 689.6 billion, a decrease of 5.4% from the previous fiscal year.

Equity in income of affiliates amounted to JPY 126.5 billion for the year, a decrease of 4.5% from the previous fiscal year.

Business Segment

Motorcycle Business

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Motorcycle business	17,021	17,765	744	4.4	10,343	10,742	399	3.9
Japan	226	199	- 27	- 11.9	226	199	- 27	- 11.9
North America	276	285	9	3.3	276	285	9	3.3
Europe	166	192	26	15.7	166	192	26	15.7
Asia	14,536	15,504	968	6.7	7,858	8,481	623	7.9
Other Regions	1,817	1,585	- 232	- 12.8	1,817	1,585	- 232	- 12.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, revenue from sales to external customers increased 9.6%, to JPY 1,824.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales, as well as favorable foreign currency translation effects. Operating income totaled JPY 181.3 billion, an increase of 9.5% from the previous fiscal year, due primarily to an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Automobile business	4,323	4,364	41	0.9	3,560	3,567	7	0.2
Japan	818	761	- 57	- 7.0	812	752	- 60	- 7.4
North America	1,757	1,746	- 11	- 0.6	1,757	1,746	- 11	- 0.6
Europe	169	167	- 2	- 1.2	169	167	- 2	- 1.2
Asia	1,286	1,425	139	10.8	529	637	108	20.4
Other Regions	293	265	- 28	- 9.6	293	265	- 28	- 9.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 5.6%, to JPY 9,693.2 billion from the previous fiscal year due mainly to favorable foreign currency translation effects. Operating income totaled JPY 276.2 billion, a decrease of 31.6% from the previous fiscal year, due primarily to increased SG&A expenses including product warranty expenses and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 16.7%, to JPY 814.4 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 10.1% to JPY 201.1 billion from the previous fiscal year due mainly to increased revenue, as well as favorable foreign currency effects.

Power Product and Other Businesses

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Power product business	6,036	6,001	- 35	- 0.6
Japan	314	338	24	7.6
North America	2,718	2,698	- 20	- 0.7
Europe	1,032	1,093	61	5.9
Asia	1,500	1,403	- 97	- 6.5
Other Regions	472	469	- 3	- 0.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2014 and for the year ended March 31, 2015, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to JPY 314.8 billion, an increase of 3.5% from the previous fiscal year, due mainly to favorable foreign currency translation effects, despite decreased consolidated power product unit sales. Honda reported an operating loss of JPY 7.0 billion, a decline of JPY 5.2 billion from the previous fiscal year, due mainly to increased expenses in other businesses as well as unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 3,937.4 billion, a decrease of 6.1% from the previous fiscal year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 177.8 billion, a decrease of 16.9% from the previous fiscal year due mainly to increased SG&A and R&D expenses, as well as a decrease in sales volume and model mix, despite favorable foreign currency effects.

In North America, revenue increased by 9.3%, to JPY 6,527.3 billion from the previous fiscal year due mainly to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income totaled JPY 200.2 billion, a decrease of 31.2% from the previous fiscal year due mainly to increased SG&A expenses including product warranty expenses as well as a decrease in sales volume and model mix, despite continuing cost reduction efforts.

In Europe, revenue decreased by 4.4%, to JPY 740.9 billion from the previous fiscal year mainly due to decreased revenue in automobile business operations, despite increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 18.8 billion, a decline of JPY 1.6 billion from the previous fiscal year mainly due to unfavorable foreign currency effects, despite an increase in sales volume and model mix.

In Asia, revenue increased by 16.4%, to JPY 3,290.7 billion from the previous fiscal year mainly due to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects. Operating income increased by 27.5%, to JPY 277.9 billion from the previous fiscal year due mainly to an increase in sales volume and model mix, continuing cost reduction efforts, as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Near/Middle East, Africa and Oceania, revenue decreased by 8.0%, to JPY 943.6 billion from the previous fiscal year, mainly due to decreased revenue in automobile and motorcycle business operations, as well as unfavorable foreign currency translation effects. Operating income totaled JPY 35.4 billion, a decrease of 21.1% from the previous fiscal year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects.

Forecasts for the Fiscal Year Ending March 31, 2016

Honda decided to voluntarily adopt IFRS for the Company’s consolidated financial statements for the year ending March 31, 2015 to be included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission) for that fiscal year. Accordingly, the Company’s forecasts for the year ending March 31, 2016 are based on IFRS.

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2016, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2016

	Yen (billions)		(Reference)
	FY2015 Results (U.S. GAAP)	FY2016 Forecast (IFRS)	FY2016 Forecast (U.S. GAAP)
Sales revenue	12,646.7	14,500.0	13,850.0
Operating profit	651.6	685.0	660.0
Profit before income taxes	689.6	805.0	650.0
Profit for the year attributable to owners of the parent	522.7	525.0	525.0

	Yen
Earnings per share attributable to owners of the parent	290.06	291.3	291.3

Note: 1	The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 115 and JPY 125, respectively, for the full year ending March 31, 2016.

2	“Net sales and other operating revenue” in U.S. GAAP is stated as “Sales revenue”

3	“Net income attributable to Honda Motor Co., Ltd.” in U.S. GAAP is stated as “Profit for the year attributable to owners of the parent”

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2016 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	167.3
Cost reduction, the effect of raw material cost fluctuations, etc.	60.0
SG&A expenses	- 90.0
R&D expenses	- 44.0
Currency effect	- 85.0
Fair value of derivative instruments	- 17.0
Others	- 30.9
GAAP difference	155.0

Profit before income taxes compared with fiscal year 2015	115.4

The GAAP difference in the forecasts of profit before income taxes for the fiscal year ending March 31, 2016, due to adoption of IFRS, are as follows.

Yen (billions)
Capitalized development cost	50.0
Post-employment benefits	- 23.0
Translation of Equity in income of affiliates	135.0
Others	- 7.0

GAAP difference	155.0

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Consolidated Statements of Balance Sheets for the Fiscal Year Ended March 31, 2015

Total assets increased by JPY 2,453.3 billion, to JPY 18,075.3 billion from March 31, 2014, mainly due to increases in Property on operating lease, Cash and cash equivalents and Property, plant and equipment, as well as foreign currency translation effects. Total liabilities increased by JPY 1,602.5 billion, to JPY 11,111.1 billion from March 31, 2014, mainly due to an increase in Short-term debt and Long-term debt excluding current portion, as well as foreign currency translation effects. Total equity increased by JPY 850.8 billion, to JPY 6,964.2 billion from March 31, 2014 due mainly to increased Retained earnings attributable to net income, as well as foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2015

Consolidated cash and cash equivalents on March 31, 2015 increased by JPY 297.6 billion from March 31, 2014, to JPY 1,466.5 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 1,419.2 billion for the fiscal year ended March 31, 2015. Cash inflows from operating activities increased by JPY 190.0 billion compared with the previous fiscal year due mainly to an increase in cash received from customers as a result of increased unit sales, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 1,252.1 billion. Cash outflows from investing activities decreased by JPY 456.5 billion compared with the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables as well as an increase in collections of finance subsidiaries-receivables, despite an increase in purchases of operating lease assets.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 30.3 billion. Cash inflows from financing activities decreased by JPY 340.1 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from debt, as well as an increase in cash outflow due to an increase in dividends paid.

Supplemental information for cash flows

	FY2014 Year-end	FY2015 Year-end
Shareholders’ equity ratio (%)	37.9	37.2
Shareholders’ equity ratio on a market price basis (%)	41.9	38.9
Repayment period (years)	4.8	4.8
Interest coverage ratio	16.0	16.6

•	Shareholders’ equity ratio: Honda Motor Co., Ltd. shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows.

3.	Interest bearing debt represents Honda’s outstanding debts with interest payments, which are included on the consolidated balance sheets.

4.	“Shareholders’ equity ratio” is calculated based on “total Honda Motor Co., Ltd. shareholders’ equity”.

Profit Redistribution Policy and Dividend per Share of Common Stock for the fiscal years 2015 and 2016

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 22 per share for the year ended March 31, 2015. As a result, total cash dividends for the year ended March 31, 2015, together with the first quarter cash dividends of JPY 22, the second quarter cash dividends of JPY 22 and the third quarter cash dividends of JPY 22, are planned to be JPY 88 per share, an increase of JPY 6 per share from the annual dividends paid for the year ended March 31, 2014.

Also, please note that the year-end cash dividends for the year ended March 31, 2015 is a matter to be resolved at the ordinary general meeting of shareholders.

The Company expects to distribute quarterly cash dividends of JPY 22 per share for each quarter for the year ending March 31, 2016. As a result, total cash dividends for the year ending March 31, 2016 are expected to be JPY 88 per share.

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Medium- and Long-term Management Strategy and Management Target: Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions.”

1. Product Quality

Honda will strive to improve its product quality by verification within each department of development, purchasing, production, sales and service, along with integrated verification through coordination among those departments.

2. Research and Development

Honda will continue to be innovative in advanced technology and products, aiming to create and introduce new value-added products to quickly respond to specific needs in various markets around the world, in addition to its efforts to develop the most effective safety and environmental technologies. Honda will also continue its efforts to conduct research on experimental technologies for the future.

3. Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including but not limited to natural disasters.

4. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines as well as further promote the development of fuel cells. Honda has now set a target to reduce CO2 emissions from its global products by 30% by 2020 compared to year 2000 levels. Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities including production and its supply chain. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions from mobility and people’s everyday lives.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want it to exist.

Basic Rationale for Selection of Accounting Standards

The Company decided to voluntarily adopt IFRS for the Company’s consolidated financial statements for the year ending March 31, 2015 to be included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

Consolidated Financial Summary

For the three months and the year ended March 31, 2014 and 2015

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net sales and other operating revenue	3,097,246	3,353,728	11,842,451	12,646,747
Operating income	165,293	111,940	750,281	651,678
Income before income taxes and equity in income of affiliates	174,706	116,816	728,940	689,609
Net income attributable to Honda Motor Co., Ltd.	170,508	97,838	574,107	522,764

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	94.61	54.29	318.54	290.06

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2015		Year ended Mar. 31, 2015
Net sales and other operating revenue		27,908		105,240
Operating income		932		5,423
Income before income taxes and equity in income of affiliates		972		5,739
Net income attributable to Honda Motor Co., Ltd.		814		4,350

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.45		2.41

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Assets
Current assets:
Cash and cash equivalents	1,168,914	1,466,525
Trade accounts and notes receivable	1,158,671	1,211,219
Finance subsidiaries-receivables, net	1,464,215	1,645,570
Inventories	1,302,895	1,486,177
Deferred income taxes	202,123	195,254
Other current assets	474,448	607,161

Total current assets	5,771,266	6,611,906

Finance subsidiaries-receivables, net	3,317,553	3,558,931

Investments and advances:
Investments in and advances to affiliates	564,266	660,301
Other, including marketable equity securities	253,661	285,633

Total investments and advances	817,927	945,934

Property on operating leases:
Vehicles	2,718,131	3,628,128
Less accumulated depreciation	481,410	628,643

Net property on operating leases	2,236,721	2,999,485

Property, plant and equipment, at cost:
Land	521,806	541,088
Buildings	1,895,140	2,113,307
Machinery and equipment	4,384,255	5,035,280
Construction in progress	339,093	366,547

	7,140,294	8,056,222
Less accumulated depreciation and amortization	4,321,862	4,843,364

Net property, plant and equipment	2,818,432	3,212,858

Other assets	660,132	746,249

Total assets	15,622,031	18,075,363

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Liabilities and Equity
Current liabilities:
Short-term debt	1,319,344	1,592,881
Current portion of long-term debt	1,303,464	1,264,149
Trade payables:
Notes	28,501	42,535
Accounts	1,071,179	1,171,085
Accrued expenses	626,503	728,927
Income taxes payable	43,085	52,306
Other current liabilities	319,253	436,601

Total current liabilities	4,711,329	5,288,484

Long-term debt, excluding current portion	3,234,066	3,933,860
Other liabilities	1,563,238	1,888,816

Total liabilities	9,508,633	11,111,160

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2014 and Mar. 31, 2015	86,067	86,067
Capital surplus	171,117	171,118
Legal reserves	49,276	55,125
Retained earnings	6,431,682	6,789,996
Accumulated other comprehensive income (loss), net	(793,014)	(349,691)
Treasury stock, at cost 9,137,234 shares on Mar. 31, 2014 and 9,141,504 shares on Mar. 31, 2015	(26,149)	(26,165)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	6,726,450

Noncontrolling interests	194,419	237,753

Total equity	6,113,398	6,964,203

Commitments and contingent liabilities

Total liabilities and equity	15,622,031	18,075,363

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended March 31, 2014 and 2015

	Yen (millions)
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015
Net sales and other operating revenue	3,097,246	3,353,728
Operating costs and expenses:
Cost of sales	2,277,016	2,497,304
Selling, general and administrative	471,084	555,078
Research and development	183,853	189,406

	2,931,953	3,241,788

Operating income	165,293	111,940

Other income (expenses):
Interest income	6,486	7,311
Interest expense	(3,042)	(3,003)
Other, net	5,969	568

	9,413	4,876

Income before income taxes and equity in income of affiliates	174,706	116,816

Income tax expense:
Current	38,709	61,385
Deferred	(6,427)	(17,365)

	32,282	44,020

Income before equity in income of affiliates	142,424	72,796
Equity in income of affiliates	37,387	36,669

Net income	179,811	109,465
Less: Net income attributable to noncontrolling interests	9,303	11,627

Net income attributable to Honda Motor Co., Ltd.	170,508	97,838

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	94.61	54.29

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2014 and 2015

	Yen (millions)
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015
Net income	179,811	109,465
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(22,465)	(3,545)
Unrealized gains (losses) on available-for-sale securities, net	(7,395)	5,183
Unrealized gains (losses) on derivative instruments, net	478	—
Pension and other postretirement benefits adjustments	38,420	(115,822)

Other comprehensive income (loss), net of tax	9,038	(114,184)

Comprehensive income (loss)	188,849	(4,719)
Less: Comprehensive income attributable to noncontrolling interests	12,813	12,055

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	176,036	(16,774)

Consolidated Statements of Income

For the years ended March 31, 2014 and 2015

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net sales and other operating revenue	11,842,451	12,646,747
Operating costs and expenses:
Cost of sales	8,761,083	9,451,965
Selling, general and administrative	1,696,957	1,880,494
Research and development	634,130	662,610

	11,092,170	11,995,069

Operating income	750,281	651,678

Other income (expenses):
Interest income	24,026	25,622
Interest expense	(12,703)	(16,598)
Other, net	(32,664)	28,907

	(21,341)	37,931

Income before income taxes and equity in income of affiliates	728,940	689,609

Income tax expense:
Current	207,236	175,609
Deferred	45,426	74,638

	252,662	250,247

Income before equity in income of affiliates	476,278	439,362
Equity in income of affiliates	132,471	126,570

Net income	608,749	565,932
Less: Net income attributable to noncontrolling interests	34,642	43,168

Net income attributable to Honda Motor Co., Ltd.	574,107	522,764

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	318.54	290.06

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2014 and 2015

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net income	608,749	565,932
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	333,659	561,014
Unrealized gains (losses) on available-for-sale securities, net	15,252	18,917
Unrealized gains (losses) on derivative instruments, net	237	—
Pension and other postretirement benefits adjustments	107,718	(114,764)

Other comprehensive income (loss), net of tax	456,866	465,167

Comprehensive income (loss)	1,065,615	1,031,099
Less: Comprehensive income attributable to noncontrolling interests	47,730	65,012

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	1,017,885	966,087

[3] Consolidated Statements of Changes in Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balances as of March 31, 2013	86,067	171,117	47,583	6,001,649	(1,236,792)	(26,124)	5,043,500	161,923	5,205,423

Transfer to legal reserves			1,693	(1,693)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(142,381)			(142,381)		(142,381)
Dividends paid to noncontrolling interests								(9,677)	(9,677)
Capital transactions and others								(5,557)	(5,557)

Comprehensive income (loss):
Net income				574,107			574,107	34,642	608,749
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					320,424		320,424	13,235	333,659
Unrealized gains (losses) on available-for-sale securities, net					15,219		15,219	33	15,252
Unrealized gains (losses) on derivative instruments, net					237		237		237
Pension and other postretirement benefits adjustments					107,898		107,898	(180)	107,718

Total comprehensive income (loss)							1,017,885	47,730	1,065,615

Purchase of treasury stock						(26)	(26)		(26)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2014	86,067	171,117	49,276	6,431,682	(793,014)	(26,149)	5,918,979	194,419	6,113,398

Transfer to legal reserves			5,849	(5,849)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(158,601)			(158,601)		(158,601)
Dividends paid to noncontrolling interests								(18,756)	(18,756)
Capital transactions and others		1					1	(2,922)	(2,921)

Comprehensive income (loss):
Net income				522,764			522,764	43,168	565,932
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					539,223		539,223	21,791	561,014
Unrealized gains (losses) on available-for-sale securities, net					18,866		18,866	51	18,917
Unrealized gains (losses) on derivative instruments, net
Pension and other postretirement benefits adjustments					(114,766)		(114,766)	2	(114,764)

Total comprehensive income (loss)							966,087	65,012	1,031,099

Purchase of treasury stock						(17)	(17)		(17)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2015	86,067	171,118	55,125	6,789,996	(349,691)	(26,165)	6,726,450	237,753	6,964,203

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Cash flows from operating activities:
Net income	608,749	565,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	442,318	490,375
Depreciation of property on operating leases	352,402	435,484
Deferred income taxes	45,426	74,638
Equity in income of affiliates	(132,471)	(126,570)
Dividends from affiliates	98,955	103,935
Provision for credit and lease residual losses on finance subsidiaries-receivables	18,904	18,710
Impairment loss on property on operating leases	3,301	4,077
Loss (gain) on derivative instruments, net	(39,376)	(4,997)
Decrease (increase) in assets:
Trade accounts and notes receivable	(92,638)	17,666
Inventories	(2,901)	(68,046)
Other current assets	(7,363)	(101,576)
Other assets	(59,816)	(61,634)
Increase (decrease) in liabilities:
Trade accounts and notes payable	70,988	45,023
Accrued expenses	49,718	60,716
Income taxes payable	(8,688)	4,462
Other current liabilities	31,404	58,793
Other liabilities	(53,815)	10,074
Other, net	(95,906)	(107,845)

Net cash provided by operating activities	1,229,191	1,419,217

Cash flows from investing activities:
Increase in investments and advances	(45,617)	(39,274)
Decrease in investments and advances	58,243	37,706
Payments for purchases of available-for-sale securities	(44,459)	(34,856)
Proceeds from sales of available-for-sale securities	14,501	38,429
Payments for purchases of held-to-maturity securities	(20,771)	(37,208)
Proceeds from redemptions of held-to-maturity securities	3,358	43,920
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposal	9,129	—
Proceeds from sales of investments in affiliates	5,363	—
Capital expenditures	(774,006)	(722,742)
Proceeds from sales of property, plant and equipment	34,069	53,209
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(2,792,774)	(2,406,056)
Collections of finance subsidiaries-receivables	2,354,029	2,588,527
Purchases of operating lease assets	(1,127,840)	(1,470,850)
Proceeds from sales of operating lease assets	611,317	696,713
Other, net	(86)	328

Net cash used in investing activities	(1,708,744)	(1,252,154)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Cash flows from financing activities:
Proceeds from short-term debt	8,559,288	8,707,569
Repayments of short-term debt	(8,563,616)	(8,579,722)
Proceeds from long-term debt	1,588,826	1,505,105
Repayments of long-term debt	(1,039,595)	(1,370,621)
Dividends paid	(142,381)	(158,601)
Dividends paid to noncontrolling interests	(9,677)	(18,441)
Sales (purchases) of treasury stock, net	(25)	(16)
Other, net	(22,265)	(54,875)

Net cash provided by financing activities	370,555	30,398

Effect of exchange rate changes on cash and cash equivalents	71,784	100,150

Net change in cash and cash equivalents	(37,214)	297,611

Cash and cash equivalents at beginning of year	1,206,128	1,168,914

Cash and cash equivalents at end of the period	1,168,914	1,466,525

[5] Assumptions for Going Concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 363

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 86

Corporate names of major affiliated companies accounted for under the equity method:

Dongfeng Honda Automobile Co., Ltd., Guangqi Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 10; Honda Vietnam Power Products Co., Ltd., etc.

Reduced through reorganization: 12; Honda Soltec Co., Ltd., etc.

Affiliated companies:

Newly formed affiliated companies: 5; Nippon Charge Service, LLC, etc.

Reduced through reorganization: 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2015 were JPY 119.09 = USD 1 and JPY 134.18 = EUR 1. The average exchange rates for the same period last year were JPY 102.78 = USD 1 and JPY 140.79 = EUR 1. The average exchange rates for the fiscal year ended March 31, 2015 were JPY 109.93 = USD 1 and JPY 138.77 = EUR 1 as compared with JPY 100.24 = USD 1 and JPY 134.37= EUR 1 for the previous fiscal year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 120.17 = USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2015.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

[7] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	448,523	2,378,267	187,757	82,699	3,097,246	—	3,097,246
Intersegment	—	4,766	2,654	2,963	10,383	(10,383)	—

Total	448,523	2,383,033	190,411	85,662	3,107,629	(10,383)	3,097,246
Cost of sales, SG&A and R&D expenses	405,562	2,310,104	141,592	85,078	2,942,336	(10,383)	2,931,953

Segment income (loss)	42,961	72,929	48,819	584	165,293	—	165,293

For the three months ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	514,536	2,524,770	221,382	93,040	3,353,728	—	3,353,728
Intersegment	—	9,417	3,896	2,357	15,670	(15,670)	—

Total	514,536	2,534,187	225,278	95,397	3,369,398	(15,670)	3,353,728
Cost of sales, SG&A and R&D expenses	468,915	2,513,382	175,253	99,908	3,257,458	(15,670)	3,241,788

Segment income (loss)	45,621	20,805	50,025	(4,511)	111,940	—	111,940

(B) As of and for the year ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,663,631	9,176,360	698,185	304,275	11,842,451	—	11,842,451
Intersegment	—	18,569	10,403	13,900	42,872	(42,872)	—

Total	1,663,631	9,194,929	708,588	318,175	11,885,323	(42,872)	11,842,451
Cost of sales, SG&A and R&D expenses	1,498,026	8,791,228	525,832	319,956	11,135,042	(42,872)	11,092,170

Segment income (loss)	165,605	403,701	182,756	(1,781)	750,281	—	750,281

Segment assets	1,264,903	6,398,580	7,980,989	346,177	15,990,649	(368,618)	15,622,031
Depreciation and amortization	46,038	383,325	354,704	10,653	794,720	—	794,720
Capital expenditures	57,702	705,696	1,131,761	14,708	1,909,867	—	1,909,867

As of and for the year ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,824,126	9,693,294	814,484	314,843	12,646,747	—	12,646,747
Intersegment	—	30,303	12,109	12,831	55,243	(55,243)	—

Total	1,824,126	9,723,597	826,593	327,674	12,701,990	(55,243)	12,646,747
Cost of sales, SG&A and R&D expenses	1,642,807	9,447,364	625,411	334,730	12,050,312	(55,243)	11,995,069

Segment income (loss)	181,319	276,233	201,182	(7,056)	651,678	—	651,678

Segment assets	1,478,849	7,208,350	9,340,984	303,621	18,331,804	(256,441)	18,075,363
Depreciation and amortization	50,719	426,362	437,676	11,102	925,859	—	925,859
Capital expenditures	67,429	631,226	1,474,453	12,244	2,185,352	—	2,185,352

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 294,819 million as of March 31, 2014 and JPY 339,888 million as of March 31, 2015 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 352,402 million for the year ended March 31, 2014 and JPY 435,484 million for the year ended March 31, 2015, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 1,127,840 million for the year ended March 31, 2014 and JPY 1,470,850 million for the year ended March 31, 2015 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	690,805	1,319,179	209,395	620,273	257,594	3,097,246	—	3,097,246
Transfers between geographic areas	418,317	86,167	34,656	128,021	2,753	669,914	(669,914)	—

Total	1,109,122	1,405,346	244,051	748,294	260,347	3,767,160	(669,914)	3,097,246
Cost of sales, SG&A and R&D expenses	1,065,862	1,363,456	229,111	694,230	247,423	3,600,082	(668,129)	2,931,953

Operating income (loss)	43,260	41,890	14,940	54,064	12,924	167,078	(1,785)	165,293

For the three months ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	583,729	1,582,013	183,948	752,848	251,190	3,353,728	—	3,353,728
Transfers between geographic areas	436,423	75,989	13,016	180,314	860	706,602	(706,602)	—

Total	1,020,152	1,658,002	196,964	933,162	252,050	4,060,330	(706,602)	3,353,728
Cost of sales, SG&A and R&D expenses	1,006,431	1,646,310	202,713	862,376	243,417	3,961,247	(719,459)	3,241,788

Operating income (loss)	13,721	11,692	(5,749)	70,786	8,633	99,083	12,857	111,940

(B) As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,216,735	5,595,981	676,502	2,340,100	1,013,133	11,842,451	—	11,842,451
Transfers between geographic areas	1,975,544	374,018	98,766	486,823	12,368	2,947,519	(2,947,519)	—

Total	4,192,279	5,969,999	775,268	2,826,923	1,025,501	14,789,970	(2,947,519)	11,842,451
Cost of sales, SG&A and R&D expenses	3,978,185	5,679,094	792,393	2,609,023	980,600	14,039,295	(2,947,125)	11,092,170

Operating income (loss)	214,094	290,905	(17,125)	217,900	44,901	750,675	(394)	750,281

Assets	3,442,746	8,825,278	709,469	1,996,929	767,225	15,741,647	(119,616)	15,622,031
Long-lived assets	1,280,071	3,025,095	133,061	588,413	171,429	5,198,069	—	5,198,069

As of and for the year ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,147,221	6,191,768	673,199	2,694,141	940,418	12,646,747	—	12,646,747
Transfers between geographic areas	1,790,265	335,618	67,729	596,611	3,246	2,793,469	(2,793,469)	—

Total	3,937,486	6,527,386	740,928	3,290,752	943,664	15,440,216	(2,793,469)	12,646,747
Cost of sales, SG&A and R&D expenses	3,759,626	6,327,127	759,751	3,012,848	908,243	14,767,595	(2,772,526)	11,995,069

Operating income (loss)	177,860	200,259	(18,823)	277,904	35,421	672,621	(20,943)	651,678

Assets	3,712,632	10,546,949	685,374	2,507,636	771,310	18,223,901	(148,538)	18,075,363
Long-lived assets	1,326,835	4,000,885	133,391	726,199	196,601	6,383,911	—	6,383,911

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 294,819 million as of March 31, 2014 and JPY 339,888 million as of March 31, 2015 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[8] Notes to information about per common share

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	(Yen)
	Mar. 31, 2014	Mar. 31, 2015
Honda Motor Co., Ltd. shareholders’ equity per common share	3,284.14	3,732.17
Basic net income attributable to Honda Motor Co., Ltd. per common share	318.54	290.06

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2014 and 2015 were 1,802,291,196 and 1,802,286,926, respectively.

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2014 and 2015 were 1,802,294,383 and 1,802,289,321, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2014 or 2015.

[9] Other

1. Impact of the plan amendment and curtailment in consolidated subsidiaries on the Company’s consolidated financial position and results of operations

In September 2013, certain consolidated subsidiaries in North America amended their defined benefit pension plans, effective January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement are recorded in other comprehensive income (loss), net of tax during the three months ended September 30, 2013.

Following this plan amendment, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the defined benefit pension plans. As a result, Honda recognized JPY 21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which JPY 15,407 million is included in cost of sales and JPY 5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the three months ended December 31, 2013. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the defined benefit pension plans at the date of the curtailment. The effect of the remeasurement is recorded in other comprehensive income (loss), net of tax during the three months ended December 31, 2013.

2. Impairment loss on investments in affiliates

For the nine months ended December 31, 2014, Honda recognized impairment loss of JPY 15,901 million on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended December 31, 2014, Honda did not recognize any significant impairment losses.

3. Loss related to defects of airbag inflators

Honda is expanding warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to defects of airbag inflators.

Honda recognizes an accrued warranty liability for specific warranty costs we deem probable and which can be reasonably estimated related to the product recalls and SIC.

In the North America, various lawsuits related to the above mentioned product recalls and SIC have been filed against Honda. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has incurred and the amount of loss can be reasonably estimated. Regarding the above, Honda does not recognize an accrued liability for loss contingencies because the conditions have not been met as of the date of this report. Also, it is not possible to reasonably estimate the amount of a possible future loss at this time.

4. Income taxes

On March 31, 2015, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 33% for fiscal years beginning on or after April 1, 2015 and to approximately 32% for fiscal years beginning on or after April 1, 2016. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased JPY 9,170 million, and income tax expense increased JPY 9,170 million, as of the enactment date of the laws.

[10] Significant Subsequent Events

None

[1] Unconsolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Assets
Current assets
Cash and bank deposits	118,083	54,297
Accounts receivable	443,469	479,309
Securities	68,558	160,000
Finished goods	82,503	138,923
Work in process	41,930	40,270
Raw materials and supplies	33,155	31,207
Prepaid expenses	10,964	11,996
Deferred income taxes	89,329	84,026
Others	127,093	154,861
Allowance for doubtful accounts	(1,638)	(859)

Total current assets	1,013,451	1,154,033

Fixed assets
Tangible fixed assets
Buildings	275,936	276,009
Structures	37,903	38,859
Machinery and equipment	131,758	138,711
Vehicles	5,803	5,598
Tools, furniture and fixtures	24,755	24,776
Land	344,998	347,082
Lease assets	2,339	2,432
Construction in progress	15,820	15,929

Total tangible fixed assets	839,315	849,399

Intangible assets
Software	56,527	72,053
Lease assets	15	11
Others	2,541	2,501

Total intangible assets	59,084	74,566

Investments and other assets
Investment securities	108,060	125,565
Investment securities–subsidiaries and affiliates	418,757	389,081
Investments in capital of subsidiaries and affiliates	93,065	93,476
Long-term loans receivable	3,252	2,441
Deferred income taxes	66,747	59,062
Others	28,851	21,340
Allowance for doubtful accounts	(9,133)	(1,513)

Total investments and other assets	709,601	689,454

Total fixed assets	1,608,002	1,613,421

Total assets	2,621,454	2,767,455

[1] Unconsolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Liabilities
Current liabilities
Notes payable–trade	463	357
Electronically recorded obligations-operating	1,997	14,012
Accounts payable	306,496	234,550
Short-term loans payable	19,741	30,718
Lease debt	822	950
Other payables	71,239	105,241
Accrued expenses	79,328	75,002
Income taxes payable	3,887	3,086
Advances received	4,292	6,290
Deposits received	3,509	3,451
Deferred revenue	128	61
Current portion of accrued product warranty	32,341	65,467
Accrued employees’ bonuses	29,232	29,416
Accrued directors’ bonuses	221	278
Accrued operating officers’ bonuses	492	421
Others	2,512	2,333

Total current liabilities	556,707	571,639

Non-current liabilities
Long-term loans payable	102	80
Lease debt	1,680	1,694
Accrued product warranty	32,813	30,499
Accrued employees’ retirement benefits	124,542	169,206
Others	10,400	9,813

Total non-current liabilities	169,538	211,294

Total liabilities	726,245	782,933

Total net assets
Stockholders’ equity
Common stock	86,067	86,067
Capital surplus
Capital reserve	170,313	170,313
Other capital surplus	0	0

Total capital surplus	170,314	170,314

Retained earnings
Legal reserves	21,516	21,516
Other retained earnings
General reserve	1,256,300	1,322,300
Reserve for special depreciation	985	1,077
Reserve for reduction of acquisition cost of fixed assets	16,025	16,715
Earnings to be carried forward	325,301	331,232

Total retained earnings	1,620,128	1,692,842

Treasury stock	(26,247)	(26,263)

Total stockholders’ equity	1,850,263	1,922,960

Difference of appreciation and conversion
Net unrealized gains on securities	44,945	61,560

Total difference of appreciation and conversion	44,945	61,560

Total net assets	1,895,208	1,984,521

Total liabilities and net assets	2,621,454	2,767,455

[2] Unconsolidated Statements of Income

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net sales	3,488,369	3,331,187
Cost of sales	2,385,631	2,154,246

Gross profit	1,102,738	1,176,940

Selling, general and administrative expenses	977,133	1,080,597

Operating income	125,604	96,343

Non-operating income
Interest and dividend income	233,952	217,933
Foreign exchange profit	—	20,579
Others	30,703	30,727

Total non-operating income	264,655	269,240

Non-operating expenses
Interest expense	108	76
Depreciation	10,012	10,319
Expenses for rental assets	5,109	4,664
Foreign exchange loss	24,814	—
Others	4,294	2,890

Total non-operating expenses	44,339	17,951

Ordinary income	345,920	347,632

Extraordinary income
Gain on sales of non-current assets	600	474
Gain on sales of investment securities	1,570	4,138
Gain on sales of investment securities-subsidiaries and affiliates	14,728	—
Gain on liquidation of subsidiaries and affiliates	—	2,885
Settlement received	—	8,233
Others	251	1,147

Total extraordinary income	17,150	16,879

Extraordinary losses
Loss on disposal of fixed assets	3,939	3,077
Loss on devaluation of investment securities–subsidiaries and affiliates	18,572	29,771
Others	2,374	164

Total extraordinary losses	24,887	33,013

Income before income taxes	338,183	331,498

Income taxes-current	39,006	40,038
Income taxes-deferred	36,249	26,772

Total income tax	75,255	66,811

Net income	262,928	264,686

[3] Unconsolidated Statement of Changes in Net Assets

	Yen (millions)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal reserves	Other retained earnings
						General reserve	Reserve for special depreciation	Reserve for reduction entry
Balance at March 31, 2013	86,067	170,313	—	170,313	21,516	1,243,300	1,199	16,276
Cumulative effects of changes in accounting policies
Restated balance	86,067	170,313	—	170,313	21,516	1,243,300	1,199	16,276
Changes of items during the period
Provision of general reserve						13,000
Provision of reserve for special depreciation							361
Reversal of reserve for special depreciation							(576)
Provision of reserve for reduction entry								126
Reversal of reserve for reduction entry								(377)
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			0	0
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	0	0	—	13,000	(214)	(251)

Balance at March 31, 2014	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025

	Stockholders’ equity				Valuation and translation adjustments			Total net assets
	Retained earnings		Treasury stock	Total stockholders’ equity	Valuation difference on available-for-sale security	Deferred gains or losses on hedges	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings brought forward
Balance at March 31, 2013	217,288	1,499,582	(26,222)	1,729,740	33,977	(237)	33,740	1,763,480
Cumulative effects of changes in accounting policies	—	—		—				—
Restated balance	217,288	1,499,582	(26,222)	1,729,740	33,977	(237)	33,740	1,763,480
Changes of items during the period
Provision of general reserve	(13,000)	—		—				—
Provision of reserve for special depreciation	(361)	—		—				—
Reversal of reserve for special depreciation	576	—		—				—
Provision of reserve for reduction entry	(126)	—		—				—
Reversal of reserve for reduction entry	377	—		—				—
Dividends from surplus	(142,381)	(142,381)		(142,381)				(142,381)
Net income	262,928	262,928		262,928				262,928
Purchase of treasury stock			(26)	(26)				(26)
Disposal of treasury stock	—	—	1	2				2
Net changes of items other than shareholders’ equity					10,967	237	11,204	11,204

Total changes of items during the period	108,012	120,546	(24)	120,522	10,967	237	11,204	131,727

Balance at March 31, 2014	325,301	1,620,128	(26,247)	1,850,263	44,945	—	44,945	1,895,208

	Yen (millions)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal reserves	Other retained earnings
						General reserve	Reserve for special depreciation	Reserve for reduction entry
Balance at March 31, 2014	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025
Cumulative effects of changes in accounting policies
Restated balance	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025
Changes of items during the period
Provision of general reserve						66,000
Provision of reserve for special depreciation							760
Reversal of reserve for special depreciation							(668)
Provision of reserve for reduction entry								921
Reversal of reserve for reduction entry								(231)
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			0	0
Net changes of items other than shareholder’s equity

Total changes of items during the period	—	—	0	0	—	66,000	92	689

Balance at March 31, 2015	86,067	170,313	0	170,314	21,516	1,322,300	1,077	16,715

	Stockholders’ equity				Valuation and translation adjustments			Total net assets
	Retained earnings		Treasury stock	Total stock-holders’ equity	Valuation difference on available-for-sale security	Deferred gains or losses on hedges	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings brought forward
Balance at March 31, 2014	325,301	1,620,128	(26,247)	1,850,263	44,945	—	44,945	1,895,208
Cumulative effects of changes in accounting policies	(33,372)	(33,372)		(33,372)				(33,372)
Restated balance	291,929	1,586,756	(26,247)	1,816,891	44,945	—	44,945	1,861,836
Changes of items during the period
Provision of general reserve	(66,000)	—		—				—
Provision of reserve for special depreciation	(760)	—		—				—
Reversal of reserve for special depreciation	668	—		—				—
Provision of reserve for reduction entry	(921)	—		—				—
Reversal of reserve for reduction entry	231	—		—				—
Dividends from surplus	(158,601)	(158,601)		(158,601)				(158,601)
Net income	264,686	264,686		264,686				264,686
Purchase of treasury stock			(16)	(16)				(16)
Disposal of treasury stock	—	—	0	1				1
Net changes of items other than shareholders’ equity					16,615	—	16,615	16,615

Total changes of items during the period	39,303	106,085	(15)	106,069	16,615	—	16,615	122,684

Balance at March 31, 2015	331,232	1,692,842	(26,263)	1,922,960	61,560	—	61,560	1,984,521

[4] Significant Subsequent Events

None